January 28, 2009

VIA EDGAR

Pamela A. Long
Assistant Director
Dorine H. Miller
Financial Analyst
United States Securities and Exchange Commission
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington D.C.  20549

Re: Akeena Solar, Inc., Registration Statement on Form S-3 Filed January 7, 2009

File No. 333-156603

Dear Ms. Long and Ms. Miller:

We are writing to you on behalf of our client, Akeena Solar, Inc., a Delaware corporation (the “Company”), in response to the letter dated January 26, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to captioned Registration Statement on Form S-3 filed by the Company.  To facilitate your review, we repeat the captions and numbered paragraphs from your comment letter in bold text below, and are providing the Company’s response directly beneath each comment.

Senior Subordinated Debt, page 10

1.
Since the registration statement must include an indenture for each series of debt securities being offered, please amend the registration statement to file the form of indenture for the senior subordinated debt.

In response to the Staff’s comment, the Company informs the Staff on a supplementary basis that the Company does not plan to offer or issue senior subordinated debt and, accordingly, has revised the Registration Statement to delete reference to senior subordinated debt.

2.
If the indenture for the senior subordinated debt does not include the form of the senior subordinated debt and that debt instrument will define any of the debt holders’ rights, the form must be filed separately as an exhibit to the registration statement.

We acknowledge the Staff’s comment and note that we have revised the Registration Statement so that it no longer contemplates the offer or issuance of senior subordinated debt.

Exhibits 4.2 and 4.3

3.
The indentures filed as exhibits 4.2 and 4.3 should be revised to include the cross-reference sheet showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939.  Please refer to Item 601(4)(iv)(B) of Regulation S-K.

In response to the Staff’s comment, we have revised the indentures filed as Exhibits 4.2 and 4.3 to include the cross-reference sheet as required by Item 601(b)(4)(iv)(B) of Regulations S-K.

Exhibit 25.1

4.
We note that the Statement of Eligibility on Form T-1 will be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act. Companies that rely on Section 305(b)(2) to designate the trustee on a delayed basis must separately file the Form T-l under the electronic form type "305B2." In this situation, companies should not file the Form T-l in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  See Release No., 33-7122 (Dec. 19, 1994). [March 30, 2007]

We acknowledge the Staff’s comment and, if the Company issues debt securities to which this guidance applies, the Company will separately file the Form T-1 under the electronic form type 305B2.

We also acknowledge the Staff’s reference to the Rules 460 and 461, and the Staff’s requests for acknowledgements by the Company in connection with any request by the Company for acceleration of the effective date of the Registration Statement.

We would be happy to answer any further questions or provide additional information as requested by the Staff. I can be reached directly at (650) 833-2111, or you may contact the Company’s Chief Financial Officer, Gary Effren, at (408) 402-9404.

Sincerely,

/s/ Brad Rock
Bradley J. Rock, Esq.

cc:	Barry Cinnamon, CEO, Akeena Solar, Inc.
Gary Effren, CFO, Akeena Solar, Inc.
Marty B. Lorenzo, Esq., DLA Piper US LLP